BALTIMORE GAS AND ELECTRIC COMPANY

110 W. Fayette Street

Baltimore, Maryland 21201

July 3, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re:	Baltimore Gas and Electric Company Registration Statement

on Form S-4, as amended (SEC File No. 333-142233)

Dear Mr. Anderegg:

Baltimore Gas and Electric Company (the “Issuer”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, as amended (SEC File No. 333-142233), to 4:00 p.m., Eastern Time, on Friday, July 6, 2007, or as soon thereafter as possible.

The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Issuer acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing of our Registration Statement on Form S-4 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christian O. Nagler at (212) 446-4660 or Michele Luburich at (212) 446-4747 of Kirkland & Ellis LLP, special counsel to the Issuer, as soon as the Registration Statement has been declared effective.

Very truly yours,

BALTIMORE GAS AND ELECTRIC COMPANY

By:	/s/ Charles A. Berardesco
Name:	Charles A. Berardesco
Title:	Secretary

cc:	Christian O. Nagler, Kirkland & Ellis LLP

Michele Luburich, Kirkland & Ellis LLP